Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the incorporation by reference in this Registration Statement of Alcatel on Form S-8 of our report dated March 30, 2005, which expresses an unqualified opinion and includes explanatory paragraphs relating to (i) the application as of January 1, 2004 of new consolidation rules for Special Purposes Entities, (ii) the adoption as of January 1, 2004 of a new standard of accounting for, and measurement of, employee retirement and other similar benefits and (iii) the application as of January 1, 2002 of a new standard of accounting for liabilities, related to the consolidated financial statements of Alcatel, appearing in the Annual Report on Form 20-F of Alcatel for the year ended December 31, 2004.
Deloitte & Associés
/s/ Deloitte & Associés

Neuilly-sur-Seine, France
October 27, 2005